Commtouch Reports Financial Results for the Second Quarter of 2008

30% Growth in Non-GAAP Net Income and 36% Growth in Revenues
Year-Over-Year

Sunnyvale, Calif. – July 30, 2008 – Commtouch® (NASDAQ: CTCH), a leading email and web defense technology provider, today announced its second quarter results for the period ending June 30, 2008.

Second Quarter 2008 Highlights:

•	Revenues for the second quarter of 2008 increased by 36% to $3,568 thousand compared to $2,617 thousand in the second quarter of 2007.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2008 was $582 thousand compared to net income of $483 thousand in the second quarter of last year, representing an increase of 20%. GAAP net income for the second quarter of 2008 included $356 thousand of stock-based compensation expenses (FAS123R), compared to $241 thousand of these expenses in the second quarter of 2007.

•	Non-GAAP net income for the second quarter of 2008 was $938 thousand compared to a net income of $724 thousand in the second quarter of 2007, representing an increase of 30%.

•	Deferred Revenues (long-term and short-term) as of June 30, 2008 amounted to $3,005 thousand, a decrease of 13% over deferred revenues as of December 31, 2007.

•	Operating cash flow in the second quarter of 2008 was $591 thousand, compared to $428 thousand in the second quarter of 2007.

•
Cash, short term cash deposits and short and long-term marketable securities as of June 30, 2008 amounted to $16,485 thousand, compared to $14,407 thousand as of December 31, 2007. The increase is due to the above-mentioned positive operating cash flow and the receipt of $802 thousand, representing proceeds from the exercise of warrants and options.

•	The Company signed seven new OEM licensing agreements during the second quarter of 2008. The Company’s global OEM partner count was 100 as of June 30, 2008.

Gideon Mantel, chief executive officer and chairman of the board of Commtouch said: “I am pleased that we have been able to achieve such a good quarter of profitability, revenue growth and positive cash flow, despite the overall market environment, the declining US dollar, and our continued investment in a new product line. I am very excited with regard to our outlook, especially as we assess the potential of our Web Security offering, which we expect to release at the end of this year.”

Future Business Outlook

Based on current business activities and general economic conditions, Commtouch's management reiterates its full year 2008 guidance, issued during the 2007 fourth quarter: 2008 revenues are expected to be in the range of $15 million to $16 million with annual non-GAAP earnings in the range of 16 to 19 cents per diluted share.

Based on the Company’s past experience, quarterly growth rates will likely fluctuate from quarter to quarter based on seasonality and specific customer launch dates. Traditionally, the second half of the year is seasonally stronger from a revenue standpoint than the first half.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2008 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Wednesday, July 30, 2008 at 10 a.m. EST.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:

U.S.: 1-888-668-9141;
ISRAEL: 03-918-0610;
INTERNATIONAL: +972-3-918-0610

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (Nasdaq: CTCH) is the source of proven messaging and web security technology for scores of security companies and service providers, founded on a unique datacenter-based approach. Commtouch’s expertise in building efficient, massive-scale security services has resulted in its patented technology being used to mitigate Internet threats for thousands of organizations and hundreds of millions of users in over 100 countries. Commtouch’s Data Centers automatically analyze billions of transactions in real-time to identify new spam, malware and zombie outbreaks as they are initiated. Commtouch’s unmatched suite of security offerings – anti-spam, virus detection, reputation and zombie intelligence services – work together in a comprehensive feedback loop. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information and real-time statistics and trends, see: http://www.commtouch.com and the Commtouch Café blog at http://blog.commtouch.com/cafe.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2008	2007
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$14,295	$10,807
Short term cash deposit	$300	$1,600
Marketable securities	-	2,000
Trade receivables	1,301	1,110
Prepaid expenses and other accounts receivable	243	303
Total current assets	16,139	15,820

Long-term Marketable securities	1,890	-
Long-term lease deposits	62	33
Severance pay fund	743	821
Property and equipment, net	794	786
Investment in affiliate	750	750
Total assets	20,378	18,210

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	379	335
Employees and payroll accruals	840	746
Accrued expenses and other liabilities	358	415
Short-term deferred revenue	2,309	2,534
Total current liabilities	3,886	4,030

Long-term deferred revenue	696	901
Accrued severance pay	859	931
Total liabilities	1,555	1,832

Shareholders’ equity	14,937	12,348
Total liabilities and shareholders’ equity	$20,378	$18,210

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$3,568	$2,617	$6,969	$5,022

Cost of revenues	459	346	908	632

Gross profit	3,109	2,271	6,061	4,390

Operating expenses:

Research and development	792	539	1,573	995

Sales and marketing	967	810	1,982	1,636

General and administrative	839	627	1,708	1,288

Total operating expenses	2,598	1,976	5,263	3,919

Operating profit	511	295	798	471

Interest and other expense, net	71	188	191	279

Income before taxes	582	483	989	750

Taxes on income	-	-	7	-

Net income attributable to ordinary and equivalently participating shareholders	$582	$483	$982	$750

Earning per share- basic	$0.02	$0.02	$0.04	$0.03

Earning per share- diluted	$0.02	$0.02	$0.04	$0.03

Weighted average number of shares outstanding:
Basic	25,662	24,797	25,529	24,566

Diluted	26,725	27,611	26,928	27,222

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	June 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited

Revenues	$3,568		$3,568	$2,617		$2,617

Cost of revenues	459	12	447	346	6	340

Gross profit	3,109	(12)	3,121	2,271	(6)	2,277

Operating expenses:

Research and development	792	67	725	539	62	477

Sales and marketing	967	68	899	810	42	768

General and administrative	839	209	630	627	131	496

Total operating expenses	2,598	344	2,254	1,976	235	1,741

Operating profit	511	356	867	295	241	536

Interest and other expense, net	71		71	188		188

Income before taxes	582		938	483		724

Taxes on income	-		-	-		-

Net income	$582		$938	$483		$724

Earning per share- basic	$0.02		$0.04	$0.02		$0.03

Earning per share- diluted	$0.02		$0.04	$0.02		$0.03

Weighted average number of shares outstanding:
Basic	25,662		25,662	24,797		24,797

Diluted	26,725		26,725	27,611		27,611

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Six months ended
	June 30
	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2008	Adjustments	2008	2007	Adjustments	2007
	Unaudited
Revenues	$6,969		$6,969	$5,022		$5,022

Cost of revenues	908	24	884	632	13	619

Gross profit	6,061	(24)	6,085	4,390	(13)	4,403

Operating expenses:

Research and development	1,573	182	1,391	995	121	874

Sales and marketing	1,982	149	1,833	1,636	88	1,548

General and administrative	1,708	535	1,173	1,288	262	1,026

Total operating expenses	5,263	866	4,397	3,919	471	3,448

Operating profit	798	890	1,688	471	484	955

Interest and other expense, net	191		191	279		279

Income before taxes	989		1,879	750		1,234

Taxes on income	7		7	-		-

Net income	$982		$1,872	$750		$1,234

Earning per share- basic	$0.04		$0.07	$0.03		$0.05

Earning per share- diluted	$0.04		$0.07	$0.03		$0.05

Weighted average number of shares outstanding:
Basic	25,529		25,529	24,566		24,566
Diluted	26,928		26,928	27,222		27,222

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2008	2007	2008	2007
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flow from operating activities
Net income	$582	$483	$982	$750

Adjustments:
Depreciation	117	90	223	172
Compensations related to options issued to employees and consultants	366	259	915	514

Changes in assets and liabilities:
Increase in trade receivables	(235)	(231)	(191)	(343)
Decrease in prepaid expenses and other receivables	65	102	100	88
Increase (decrease) in accounts payable	72	(186)	45	(70)
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	(145)	(47)	37	38
(Decrease) increase in deferred revenues	(225)	(28)	(430)	237
(Decrease) increase in accrued severance pay, net	(6)	(14)	6	(3)
Other	-	-	-	(2)
Net cash provided by operating activities	591	428	1,687	1,381

Cash from investing activities

Change in short term cash deposit	-	-	1,300	-
Purchase of marketable securities	-	-	-	(500)
Increase in long - term lease deposits	(19)	(13)	(29)	(9)
Proceeds from sale of Fixed Assets	-	-	-	2
Purchase of property and equipment	(173)	(123)	(272)	(398)
Net cash used in investing activities	(192)	(136)	999	(905)

Cash flows from financing activities

Proceeds from options and warrants exercises	579	299	802	1,129
Net cash provided by financing activities	579	299	802	1,129

Increase in cash and cash equivalents	978	591	3,488	1,605
Cash and cash equivalents at the beginning of the period	13,317	9,018	10,807	8,004
Cash and cash equivalents at the end of the period	$14,295	$9,609	$14,295	$9,609